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                                                                     (d)(11)(i)

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                                    FORM OF

March 1, 2008

ING Mutual Funds
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

Re: Voluntary Expense Limitations

Ladies and Gentlemen:

Pursuant to our letter agreement dated March 1, 2006, with regard to ING Foreign Fund, we have waived or lowered the investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, for the period from March 1, 2006 through March 1, 2008 as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

                        Maximum Operating Expense Limit
                    (as a percentage of average net assets)
                    ---------------------------------------
                    Class A Class B Class C Class I Class Q
                    ------- ------- ------- ------- -------
                     1.70%   2.45%   2.45%   1.35%   1.60%

We are willing to be bound by this Agreement to lower our fee for the period from March 1, 2008 through and including March 1, 2009. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. This Agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,


--------------------------
Todd Modic
Senior Vice President

7337 East Doubletree          Tel: 480.477.3000         ING Investments, LLC
Ranch Road                    Fax: 480.477.2700
Scottsdale, AZ 85258-2034     www.ingfunds.com